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FILE No. 82-5078

May 20, 2002

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Funai Electric Co., Ltd.
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Funai Electric Co., Ltd. (the "Company") with respect to its international offering of shares, enclose herewith English translation of the document which contents were announced by the Company:

- Adjustment to the Forecast of Operating Results for the Business Year ended March 31, 2002 and Losses from Revaluation of Investment Securities

Yours truly,

Ken Takahashi

dlw 6/18

Encl.
cc: Funai Electric Co., Ltd.
Daiwa Securities SB Capital Markets Europe Limited.
Sullivan & Cromwell, Tokyo (w/o documents)

(Translation)

Press Release **FUNAI**

April 17, 2002

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Akitaka Inoue
Director and General
Manager of Administration
(TEL: 072 - 870 - 4304)

Adjustment to the Forecast of Operating Results for the Business Year Ended March 31, 2002 and Losses from Revaluation of Investment Securities

Notice is hereby given that the forecast of operating results of FUNAI ELECTRIC CO., LTD. (the "Company") for the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) is adjusted and the Company reports losses from revaluation of investment securities owned by the Company, as described below:

Description

1. Adjustment to the forecast of operating results:

Adjustment to the forecast of operating results for the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) as given at the time of publication of its interim financial statements on November 13, 2001, is made as described below:

(1) Adjustment to the forecast of operating results for the business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)

Consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	216,200	16,000	17,400	13,100
Adjusted forecast (B)	236,700	19,800	22,700	11,200
Amount of increase or decrease (B-A)	20,500	3,800	5,300	(-) 1,900
Rate of increase or decrease	9.5%	23.8%	30.5%	(-) 14.5%
(For reference) Previous results (for the business year ended March 31, 2001)	161,732	13,638	16,896	12,088

Non-consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	212,000	6,500	6,300	3,200
Adjusted forecast (B)	232,600	8,500	10,000	600
Amount of increase or decrease (B-A)	20,600	2,000	3,700	(-) 2,600
Rate of increase or decrease	9.7%	30.8%	58.7%	(-) 81.3%
(For reference) Previous results (for the business year ended March 31, 2001)	156,672	7,892	9,558	4,144

2. Reasons for the adjustment:

Consolidated operating results

While the 9/11 terrorist attacks in the United States were anticipated to have negative effects in the second half of the business year, consumer spending remained firm and the economy registered tones of recovery in the United States. Principally due to these factors, net sales, operating income and ordinary income are expected to exceed the precious forecast. Net income, however, is expected to fall below the previous forecast as the Company reports special losses, including losses from revaluation of investment securities.

Non-consolidated operating results

As with the consolidated operating results, due to the recovery of the U.S. economy and other factors, net sales, operating income and ordinary income are expected to exceed the precious forecast. Net income, however, is expected to fall below the previous forecast as the Company reports special losses, including losses from revaluation of investment securities.

As a result, on both consolidated and non-consolidated bases, net sales, operating income and ordinary income are expected to exceed the precious forecast and net income is expected to fall below the previous forecast. Hence, the forecast of the operating result for the business year has been adjusted.

2. Accounting for losses from revaluation of investment securities:

As a result of the disposition of losses with regard to the investment securities owned by the Company as of March 31, 2002, the Company reports losses from revaluation of investment securities, as described below:

Of the revaluation losses of ¥7,477 million, ¥6,608 million has resulted from the disposition of losses of shares of ITX Corporation.

Total losses from revaluation of investment securities as of March 31, 2002:

(million yen)

	Amount	Percentage of the losses to operating results (%)
Total of losses from revaluation of investment securities as of March 31, 2002.	7,477	-
Net assets as of March 31, 2001	82,343	9.1
Ordinary income for the year ended March 31, 2001	9,558	78.2
Net income for the year ended March 31, 2001	4,144	180.4

(Note) Due to the change of the date of the closing of accounting, the business year ended March 31, 2001 was 9.5 months.

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